[Adobe Systems Incorporated Letterhead]

May 12, 2008

David L. Orlic

Katherine Wray

Barbara C. Jacobs

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Re:	Adobe Systems Incorporated
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2008 with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended November 30, 2007, filed on January 24, 2008 and (ii) Definitive Proxy Statement on Schedule 14A, filed February 27, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended November 30, 2007

Item 7. Management’s Discussion and Analysis, page 51

Results of Operations, page 55

1.                                       We note instances where you have identified two or more sources of a material change in results of operations without quantifying the contribution for each source. We note the following as examples:

•                  the $461.0 million increase in revenue from your Creative Solutions segment in fiscal year 2007 compared to fiscal year 2006, primarily due to the launch of the English versions of your CS3 family of products in the second quarter of fiscal 2007 and the release of localized versions of the CS3 family of products in the third quarter of fiscal 2007, page 56; and

•                  the $64.3 million increase in revenue from your Knowledge Worker Solutions segment for fiscal year 2006 compared to fiscal year 2005, due to continued adoption of your Acrobat family of products and the launch of Acrobat 8 during the fourth quarter of fiscal 2006, as well as the addition of new products related to the acquisition of Macromedia, page 57.

Tell us what consideration you gave to quantifying the extent of contribution of each source of a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your discussion.

In future periodic reports we will quantify the factors that have impacted revenue in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

Revenue from our Creative Solutions segment increased $461.0 million during fiscal 2007 as compared to fiscal 2006 primarily due to the launch of the English versions of our CS3 family of products in the second quarter of fiscal 2007 and the release of localized versions of our CS3 family of products during the third quarter of fiscal 2007.  The increase in revenue is primarily the result of an increase in the number of units sold as well as an increase in some unit average selling prices as compared to fiscal 2006.  The increase in average selling price is due in part to an increase in comparable per unit pricing year over year and Adobe’s ability to move some customers to higher-priced product suites.

Revenue from our Knowledge Worker Solutions segment increased $64.3 million during fiscal 2006 as compared to fiscal 2005 primarily due to continued adoption of our Acrobat family of products and the launch of Acrobat 8 during the fourth quarter of fiscal 2006. The addition of new products related to the acquisition of Macromedia also contributed to the revenue increase. There were no notable revenue decreases for fiscal 2006. The increase in Acrobat revenue is primarily the result of higher average selling prices.

Item 9A. Controls and Procedures, page 120

2.                                       We note the statement in your Form 10-K, as well as in your Form 10-Q for the quarter ended February 29, 2008, that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the periods covered by the above-referenced reports. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level based on their evaluation as of the end of the periods covered by the above-referenced reports.  In future filings, we will clarify whether our Chief Executive Officer and Chief Financial Officer have concluded that our controls and procedures were effective at the reasonable assurance level.

Exhibits

3.                                       We note the disclosures throughout your filing that you rely significantly on distributors, and that sales through each of Ingram Micro and Tech Data accounted for at least 10% of net revenue for each of your last three fiscal years. However, there is no distribution agreement or similar contract with either Ingram Micro or Tech Data listed on the exhibit index to your annual report. Please provide us with an analysis as to why you have determined that your agreements, if any, with these distributors do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

We have reviewed paragraphs (b)(10)(i) and (b)(10)(ii)(B) of Item 601 of Regulation S-K and, after due consideration and review, we respectfully submit that our distribution agreements with Ingram Micro and Tech Data were made in the ordinary course of our business and we are not substantially dependent on these distributors for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. Therefore, we believe we are not required to file such agreements as exhibits to our periodic reports. Although we determined that Ingram Micro and Tech Data were on an overall basis at least a 10 percent customer in fiscal years 2005, 2006 and 2007 in accordance with Item 101(c)(1)(vii) of Regulation S-K, our relationship with these distributors consist of separate distribution contracts with more than 22 of Ingram’s subsidiaries and more than 17 of Tech Data’s subsidiaries covering our arrangements in specified countries and regions. Each of these contracts is separately negotiated, has an independent duration, is independent of any other agreement (such as a master distribution agreement), and is not based on the same form of contract as any of the other agreements. Any termination of one agreement does not affect the status of any of the other agreements. Additionally, with the exception of our U.S. agreement with Ingram (which represented approximately 14.4%, 13.7% and 10.7% of our total net revenues in fiscal years 2005, 2006 and 2007, respectively), none of the other agreements was individually responsible for over 10 percent of our total net revenues in any of the last three fiscal years.  We advise the Staff that the U.S. agreement with Ingram Micro may be terminated without cause by either party with 60 days written notice and with cause with 10 days written notice with the ability of the breaching party to cure within such 10 days.  Although, we believe we would experience some short-term disruption of the distribution of our products in the U.S. if either the Ingram Micro or Tech Data agreements were terminated, we believe such terminations would not have a material adverse effect on our financial results and that alternative distributors, resellers and other distribution channels exist to deliver our products to our end-users (both Ingram Micro and Tech Data are distributors of our products and are not end-user customers).  Accordingly, we respectfully submit that we are not substantially dependent on any of our agreements with Ingram Micro and Tech Data for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, do not believe that we are required to file any of these agreements as exhibits to our periodic reports.

In future periodic reports, to the extent our relationship with Ingram Micro or Tech Data requires disclosure pursuant to Item 101(c)(vii) of Regulation S-K, we will enhance the disclosure of our relationship with these distributors, including discussion of general termination provisions and the fact that our arrangements with such distributors consist of multiple non-exclusive, independently negotiated agreements with them and their subsidiaries that cover specific countries and regions.  We will also expand the discussion of the implications if our agreements with these distributors are terminated.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 31

Elements of Compensation, page 34

4.                                       Please tell us why you have not provided quantitative disclosure of the terms of the historical performance targets utilized in determining cash incentive compensation for your executive officers for fiscal year 2007. For example, you have not disclosed the specific targets for revenue, “Adjusted Revenue” and “EBP Adjusted Non-GAAP Operating Profit” that were used as bases for awarding cash bonuses to your executive officers in fiscal 2007. Quantitative disclosure of the terms of the historical performance targets relating to the 2007 and 2006 performance share programs for your executive officers should also be provided. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

As the Staff notes, Instruction 4 to Item 402(b) of Regulation S-K provides that a company need not disclose the specific qualitative and quantitative aspects of its performance objectives and goals if such disclosure would result in competitive harm to such company.  Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Courts have construed exemption 4 and provided guidance regarding the scope of the exemption in several cases.  One of the principal cases is Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit”) affirmed a district court ruling that the Government was entitled to withhold certain documents from the disclosure requirements of FOIA pursuant to exemption 4.  In that case, the court held that for information to fall within exemption 4, “the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.”  Id. at 529 (citing National Parks and Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974).  The information being sought in that case met the first two requirements because it related to the business of Norris Industries, Inc., a third party defense contractor (“Norris”).  Id. at 529.  In determining whether such information was entitled to confidential treatment, the court, citing Morton, held that “[i]nformation is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.”  Id. at 530 (citing Morton, 498 F.2d at 770).

The D.C. Circuit further held that “[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Id. at 530 (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

The court ultimately affirmed the district court’s ruling that the government was entitled to withhold the information being sought because it found that disclosure of such information would allow Norris’s competitors to calculate accurately its future bids and its pricing structure from the withheld information.  Id.  According to the court, such information should remain confidential because it was not “of the type normally released to the public” and that “substantial competitive harm” would be caused if it were disclosed.  Id.

In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992), the D.C. Circuit, in an en banc decision, re-affirmed  the long-standing two-part exemption 4 confidentiality test that was first articulated in Morton, supra, and on which the Gulf & Western court based its decision.  Id. at 872.  Under the Morton test, any financial or commercial information is confidential for the purposes of exemption 4 if “disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future, or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.”  Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770).  While government interest is unlikely to be implicated where the production of information is compelled, competitive interest remains a threat to the business of the person from whom the information is sought.

We believe that, as elaborated more fully below, the specific Revenue, Adjusted Revenue, and Adjusted Non-GAAP Operating Profit thresholds and other performance targets under the Executive Cash Performance Bonus Plan (the “Executive Bonus Plan”) and 2006 Performance Share Plan and 2007 Performance Share Plan (together, the “Performance Share Plans”) (collectively the “Targets”) are exempted from disclosure under exemption 4 because they meet all three requirements referred to above:  the information (1) is commercial or financial; (2) was obtained from a person outside of the government and (3) is “confidential,” as defined by the D.C. Circuit in Gulf & Western.  For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to Adobe would be caused were it to be disclosed.

To be successful, we have established a confidential internal strategic planning process.  The result of this process is our internal operating plan, which drives our product and service offerings, investments in technology, acquisitions of complementary technologies and businesses, capital expenditures, employee recruitment and expense control efforts.  The Targets are set for our executive officers for compensation purposes based upon our confidential internal operating plan and such Targets exceed our public guidance. We selected the Targets for compensation purposes because they represent key components of this internal and confidential operating plan, including those confidential “integration metrics” used under our 2006 Performance Share program related to the integration of Macromedia with Adobe.  The Targets exceed our public guidance so as to encourage performance by our executives beyond the public guidance in order to earn the maximum payouts under the Executive Bonus Plan and Performance Share Plans.   We believe that our overall financial model is well communicated to and understood by investors, but this internal operating plan is not communicated to investors.

We believe that the data regarding our internal operating plan is not material to an understanding of the compensation of our executive officers, would be of relatively little value to investors and furthermore could be misleading.  The disclosure is not material in that there is a specifically limited range of Targets and of payments under the Executive Bonus Plan and Performance Share Plans, which limits are expressly communicated to the stockholders in the Compensation Discussion and Analysis and in the compensation tables provided pursuant to Item 402(b) of Regulation S-K.  We believe that our stockholders have the material information they need, without disclosure of actual Targets, to understand that achievement under the Executive Bonus Plan and Performance Share Plans is intended to be challenging and require superior performance, and that payouts for such superior performance are bounded. In addition, the disclosure of the Targets could confuse investors who generally focus on our public guidance, given that the revenue, operating profit and financial metric Targets have similar underlying metrics as the public guidance, but are based on different probabilities that the metrics will be achieved.  With respect to the integration metrics, we provided as much disclosure as possible without revealing confidential integration strategy related to our merger with Macromedia, and the continued strategic focus of the combined companies.

As disclosed in our proxy statement, the credit for corporate achievement of the Targets under the Executive Bonus Plan and the 2007 Performance Share Plan ranges from 0% to 200%, as determined pursuant to a matrix. Under these matrices, there are a range of possible payouts based on various levels of corporate achievement, including more than one point on the matrices that results in achievement of 200%, hence there is no single target level of performance to disclose.  Disclosure of the achievement which correlates to the multiple matrix points that result in the maximum 200% corporate achievement credit may give critical information to our competitors regarding the importance of one measure of performance over another, indicating sensitivities in our confidential operating plan of the importance of one performance criteria over another, which sensitivities are not otherwise disclosed to the public. In addition, there is no guarantee that we would meet the Targets.

As disclosed in our proxy statement:

•                                        Revenue means the revenue target under the operating plan calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”);

•                                        Adjusted Revenue means GAAP revenue plus shippable backlog;

•                                        Adobe’s Non-GAAP Operating Profit in particular excludes the stock-based compensation impact of Statements of Financial Accounting Standards No. 123 (revised 2004) “Share Based Payment,” amortization of Macromedia, Inc. stock-based compensation, restructuring and other charges, amortization of purchased intangibles and incomplete technology, investment gains and losses and the related tax impacts of these items, the net impact of the R&D tax benefit and the income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes; and

•                                        Adjusted Non-GAAP Operating Profit means Adobe’s Non-GAAP Operating Profit, with certain other adjustments dependent upon the plan.

As noted on page 39 of the proxy statement, the same Revenue and Adjusted Revenue metrics, and the Adjusted Non-GAAP Operating Profit metric, are used as targets because of their importance to Adobe as a metric of financial health and as goals expected to provide value to our stockholders.   Specifically, as stated on page 34 of the proxy statement, the purpose of the Executive Bonus Plan is to motivate the executive officers to:

•              Drive revenue growth and operating profit achievement;

•              Drive execution of operating plan and strategic objectives; and

•              Reward executives when Adobe meets these objectives.

In fiscal 2006 and 2007, the Targets were set at levels which were higher than public guidance, in order to provide incentives to our executives to exceed our public guidance.  The inclusion of the actual amount of the Targets would provide our competitors with the specific details against which to measure the achievement toward confidential financial, strategic and integration goals, and possibly give insight into investments or other adjustments we may choose to make in the future. In fiscal 2008, we changed the Targets to more closely align management targets with public guidance in order to diminish potential competitive harm if we are required in the future to disclose our Targets. We believe that the rules of the Commission are intended to allow for the maintenance of confidentiality to avoid changing important compensation objectives in response to competitive factors.  We believe that the disclosure of the Targets could be misleading and misused by competitors in order to create confusion as to our ability to meet our internal operating plans versus our public guidance. Our internal revenue and operating profit thresholds involve a number of subjective assumptions, including our ability to efficiently use existing funds to expand our operations, support our sales and marketing functions, complete and integrate acquisitions and make other investments in technology, as well as anticipated timing of new software releases.  We could be forced to divert substantial time and attention from our operations to manage and handle any such confusion.  We would suffer substantial competitive harm if we were to lose customers due to any confusion regarding our financial health.

We do not believe that the disclosure of the Targets is material to a full understanding and analysis of our compensation philosophy and objectives.  We further believe that our current disclosure complies with the requirements under the rules, and provides the detail material to an understanding of the Executive Bonus Plan and Performance Share Programs, while maintaining the confidentiality of information which we believe poses a risk of substantive competitive harm as permitted under the rules and regulations of the Commission.  We confirm that pursuant to instruction 4 to Item 402(b) of Regulation S-K, we have disclosed on pages 36 and 40 of the proxy statement the difficulty or likelihood of the achievement of the undisclosed Targets.  In future filings, we will endeavor to continue to provide as much detail as necessary to understand our compensation philosophy and incentive programs, including disclosing financial targets which are aligned with our public guidance, without disclosing information that poses a reasonable risk of competitive harm.

*      *      *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-4380 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By	/s/ Stuart Fagin
Stuart Fagin
Associate General Counsel

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Mark Garrett (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)